Offering Statement for Verdant Power Inc.

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Verdant Power Inc.

Eligibility

2. **The following are true for Verdant Power Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

William "Trey" Taylor

Mr. Taylor has over 30 years of marketing, including public and government relations, and business development experience with multinational companies and major U.S. industries, including the investor-owned electric utility and the life and health insurance industries. He founded and successfully managed numerous start-up entities, as well as coalitions, and has produced public affairs television shows to address economic, environmental and geopolitical issues and policies. 2000-present: Co-founder and Chief Marketing Officer (CMO) of Verdant Power, Inc., and President of Verdant Power International, Inc., New York, NY. Responsible for marketing, communication, and business development. On-going projects include building community, business, and government relations leading to commercial development in multiple locations within the U.S., Canada, Turkey, UK, Ireland, China, South Korea, Kenya, and Zimbabwe, in addition to a number of other countries. 1991-2000: Founder and Principal, The William Taylor Group; Arlington, VA. Founder and principal of a marketing, management, and communications consultancy; founded the Interactive Marketing Institute and New Media Society of Washington. Members included AT&T, Compaq, Kodak, Oracle, AOL, and Deloitte & Touche; consulted with numerous clients, including BGE (Baltimore Gas & Electric), Price Waterhouse World Utilities/Energy Group, IBM, Forbes, Embassy of Kuwait, WTTG- TV, and McCann Erickson – a New York advertising agency. 1987-1990: Director of Advertising and Communications, American Council of Life Insurers; Washington, DC. Managed marketing communication for trade association of life insurance companies, Health Insurance Association of America, and Medical Foundation for PhD/MD Research; managed several coalitions including the Coordinating Committee for Long-Term Care Policy, and the Coalition to Improve Medicaid; managed $8M budget, staff, and committees. 1984-1987: Director of Marketing, ITT Dialcom (British Telecom); Rockville, MD. Managed marketing e-mail and information services; established first e-mail systems for U.S. Congress and White House; managed staff of eight. The company, an ITT Corporation subsidiary, was sold to British Telecom, which rolled out services and products throughout North America. 1979-1984: Director of Advertising and Communication Services, Edison Electric Institute; Washington, DC. Managed an advertising budget of $14M, three New York advertising agencies, industry committees, including the Committee on Jobs, Environment and Technology, for the trade association of investor-owned electric utilities, and local staff of four; helped found the Nuclear Energy Institute (formerly the U.S. Committee on Energy Awareness); and produced the television public affairs shows "The McLaughlin Group" and "Make Peace with Nature." 1975-1979: Advertising Account Manager, WB Doner & Company; Detroit, MI. Client was National Guard Bureau – The Pentagon. Prior to that he was an Advertising Account Executive with Cole & Weber; Portland, OR., an Ogilvy & Mather subsidiary - clients included Westin Hotels, Standard Insurance, Oregonian Newspapers, Lile Moving & Storage, and Trader Vic's. 1971-1975: Section Manager, Procter & Gamble; Bellevue, WA. Marketing and sales. He currently serves on the Renewable Energy & Energy Efficiency Advisory Committee for the U.S. Department of Commerce and is a member of the New York City Council Green Export Initiative Advisory Council. He was a founding member of the American Council on Renewable Energy (ACORE). He also served on the Power-Gen Renewable Energy – Planning Committee Waterpower Conferences; the Steering Committee of the Ocean Renewable Energy Coalition (OREC) where he was a Charter Board Member; the Board of Directors of Hydro Research Foundation (HRF) and the National Hydropower Association (NHA), serving on the Advisory Board as Chairman of the R&D Committee. Mr. Taylor has received numerous awards and recognition, including NHA's "Company of the Year" – President's Award to Verdant Power (2006); and "America's Best & Brightest" – a recognition from Esquire magazine in The Genius Issue (December 2004). Education and Training: MEd, the University of Minnesota; Minneapolis, MN (coursework in Urban Education) as part of the Teacher Corps, and a B.S., Political Science and History from Portland State University, Portland, OR.

John Banigan

Mr. Banigan has had an international financial services, management and finance career encompassing extensive experience in Latin America, Asia, and the United States. He has diverse business unit and regional management capabilities plus strategic planning, project analysis, and negotiation experience. 2014-present: Verdant Power, Inc. Named Chief Executive Officer (CEO) of the Company in October 2016, overseeing corporate operations, as well as continuing in role as Chief Financial Officer (CFO) (since March 2014), related to which he is responsible for finance and control functions. 2009-2013: Director and Executive Chairman of Sustainable Forest Holdings Limited, a Hong Kong-based publicly held timber products and sustainable forest management firm operating from presences in China, Russia and Brazil. Chairman of the Audit, Nominating and Remuneration Committees. 2000-2009: Managing Member and Co-Founder of GlobalNet Venture Partners, LLC, Darien, CT, a merchant banking boutique and advisory firm engaged in investment banking and corporate finance, transition management, formulation and execution of operating alliances and identification and introduction to incremental revenue sources. 2000: Executive Vice President and Chief Financial Officer of WorldWide Web NetworX Corporation, New York, NY, an early stage Internet investment and management company. Responsibilities were to maximize interaction among group companies and develop opportunities to ensure full advantage of technology, overlapping market prospects and dedication of new investment and acquisition opportunities while also managing group finance functions. 1996-1999: KPMG Peat Marwick, LLC, New York, NY. Consulting engagements at the firm focused on a range of international credit and lending process and system redesign work for Latin American and Asian banks and assessment of risk measurement of public and private placement investments by the insurance industry. 1992-1996: Managing Director and Co-Founder of Buckingham Partners L.P., Darien, CT, a merchant banking boutique formed to undertake and manage mezzanine and equity capital investments in medium-sized US companies. In addition to raising a limited partnership fund, the company engaged in merger and acquisition advisory work and acted as a principal in select investments. 1989-1992: Senior Vice President of HSBC, Hong Kong and New York, NY. Following an Asian regional assignment based in

Hong Kong, assumed management responsibility for the bank's eastern US corporate and trade finance business. 1986-1989: Managing Director and Co-Founder of B.A.I.I. (Asia) Limited, Hong Kong, the Asia-based merchant banking arm of a Paris domiciled consortium, focused on a range of specialized products, including capital markets principal trading, agency sales and funds management, wholesale commodity trade finance and contractor and project finance. 1972-1986: Chemical Bank (JP Morgan Chase), New York, NY, held positions including China Regional Vice President and Senior Corporate Officer with responsibility for banking presences in Hong Kong, Taipei and Beijing in addition to a joint venture PRC investment bank; Vice President and Region Head for Mexico, based in Mexico City; relationship manager for Asian banking and corporate relationships and U.S. multinationals on the West Coast from San Francisco; and marketing and risk management positions in New York. Positions Currently Held: Member, Japanese Equity Long Short Partners, LLC which acts as the managing member of Asuka Japanese Equity Long Short Fund, LLC, a Japanese hedge fund operating across Japanese markets. Positions Previously Held: Director, Trophy Property GP Limited, a US $1.0 billion investor in large- scale, multi-use prime city property developments in China. Director, The Trophy Fund, a long short China investment vehicle operating from Hong Kong. Member, Opportunities Partners, LLC, which acts as the managing member of Asuka Opportunities Fund, LLC, a long short Japanese hedge fund operating from Tokyo. Member, Nicholas Edwards Japan Equity Partners, LLC which acts as managing member of Nicholas Edwards Long/Short Offshore Trust, a diversified Japanese hedge fund headquartered in Tokyo. Education and Training: B. S. International Economics, Edmund A. Walsh School of Foreign Service, Georgetown University.

David Sharpless

Mr. Sharpless has over 40 years of experience as a business lawyer in international finance, corporate governance and mergers and acquisitions and as a senior business leader. 2016-present; Chairman of Canaccede Financial Group Inc., Canada's largest buyer of distressed, insolvent and performing consumer debt. 2013-present: Director and (until 2016) Interim CEO of Verdant Power Inc. 2010-present: Chairman and CEO of New Carbon Economy Fund, an investment fund established to invest in the "green economy". 2003-2008: Executive Chairman of Hunter Keilty Muntz & Beatty Limited, Canada's largest privately-owned property and casualty insurance broker that was sold to HUB International in January 2008. 1997-2003: Executive Chairman of Newcourt Credit Group Inc. ("Newcourt"). Newcourt was the world's second largest publicly traded asset finance company listed on the NYSE and the TSX with operations in more than 25 countries worldwide. Newcourt was sold to CIT and Mr. Sharpless served as CEO of CIT's international operations. 1975-1996: Associate, partner and senior partner of Blake Cassels & Graydon, one of Canada's largest law firms, specializing in business law and international finance. Positions Currently Held; Chairman of Canaccede Financial Group Inc. (private Canadian corporation). Director and Chairman of the Audit Committee of Micromem Technologies Inc. (US and CNSX listed), which is engaged in the development of commercialization of its proprietary sensor technology; and Chairman of the Independent Review Committee of Portland Investment, a Canadian investment manager. Positions Previously Held: Director/Chairman of a number of public and private corporations engaged in a variety of businesses, including: Chairman, Dell Financial Services Inc. (financier for Dell Inc. products); Chairman, Yamaha Canada Finance Limited (financier for Yamaha Motors products); Chairman, Image Financial Services Inc. (financier for Canon products); Director, Champion Road Machinery Inc. (manufacturer of road graders); and Director, Timberjack Inc. (manufacturer of forest harvesting equipment). Education and Training: The Chartered Director Program, DeGroote School of Business, McMaster University, Hamilton Ontario, Chartered Director; and LLB, Osgoode Hall Law School, Toronto, Ontario, Law Degree.

Joseph Klein

Mr. Klein is a senior financial services professional with experience designing, pitching, and executing corporate transactions. 2009 to present: Director and Chairman of the Board since 2010 of Verdant Power, Inc. 2013-2016: Leerink Partners LLC, San Francisco, CA, Managing Director, Head of Convertible Capital Markets, responsible for convertible security origination and restructuring, focusing on public companies in the healthcare space and facilitating capital raising and balance sheet management via convertible securities. 2008-2010: KKS Securities LLC, Mill Valley, CA, Partner, Co-Founder, institutional and corporate sales of convertible and equity securities; provided sales coverage to institutional investors and restructuring ideas to public company CFO's, achieved profitability in every quarter of operation, and exited via sale to Sterne Agee. 2000-2008: Thomas Weisel Partners Group, Inc., San Francisco, CA, Principal, Head of Convertible Capital Markets, convertible security origination and restructuring, focused on public companies in the healthcare, technology, and consumer spaces and facilitated capital raising and balance sheet management via convertible securities. 1998-2000: UBS AG, Stamford, CT, Associate, Emerging Markets High Yield Research. Education and Training: 1998 The Fuqua School of Business at Duke University Durham, NC; MBA with concentration in finance; 1988 Yale University New Haven, CT, B.S., Electrical Engineering.

Dean Corren

Mr. Corren was a scientist with the Applied Science Department of New York University, where he designed and tested the concept of a fixed-pitch, constant speed MRE rotor that was field-tested in Pakistan with support from a United Nations renewable energy program. His design was recognized by the U.S. Department of Energy as having the greatest potential for becoming commercialized and has been further developed by Verdant Power through the current fifth generation (Gen5) technology. Mr. Corren has published nine scientific articles and holds two U.S. patents related to his rotor design for the Gen5 Free Flow System 2003-present: Chief Technology Officer (CTO) of Verdant Power, Inc. Coordination of technical resources to design, fabricate and deploy kinetic hydro energy conversion devices and systems. 2000-2002: Outreach Director, Office of Congressman Bernie Sanders, Vermont At-Large. Coordinating five-member outreach staff; monitoring VT issues and events; interacting with individuals and interest groups; describing the Congressman's positions; policy development; writing communication materials including statements, newsletters, booklets and correspondence; producing public events, and participating in his place. 1993-2000: Vermont State Representative (Burlington), Elected 1992 - 1998. Served on Government Operations, Municipal Corporations and Elections, Commerce, and General Military affairs and Housing Committees and special committees including electric utility restructuring and livable income. 1990-2000: Owner, Corren Systems. Licensing of patented technologies, consulting on business technology, process control and energy research. EPSCOR grantee (through UVM). 1986-1989: CEO, Workable Computers, Inc., South Burlington, VT. Founded firm to manufacture and market Integrated User Interface-based computer systems. Business planning, finance, product development, manufacturing, marketing, budgeting and staffing. 1980-1986: Research Scientist, New York University Department of Applied Science, New York, NY. Responsible for all areas of energy research from theory through model tests, full-scale prototypes, proposal writing, project planning, budgeting, system design, materials, test design, instrumentation, and data acquisition and control. Coordination of scientists, engineers and subcontractors, and interaction with the public, media, and government. 1978-1986: Owner, Designers, New York, NY. Energy consulting including solar energy research contract with the U.S. Department of Energy. 1978-1980: Research Assistant, New York University Department of Applied Science, New York, NY. While student in master's degree program. 1977-1978: Chief Engineer, Intelligence Systems & Consultants, Ltd., New York, NY. Design and production supervision of electronic security systems. 1977: Electronics Engineer, Communications Control Systems, Inc., New York, NY. Testing, development and product design of electronic security systems. Education and Training: MS, Applied Science (Energy), New York University, New York, NY, Conventional and advanced energy technology and policy; and BA, Philosophy, Magna Cum Laude, P.B.K., Middlebury College, Middlebury, Vermont (minor concentration, physics).

Ronald Smith

Mr. Smith has over 30 years of experience and accomplishment as an entrepreneur, a management consultant and as a manager in industry. 2000-present: Co-founder, Chief Operating Officer (COO), and President of Verdant Power, Inc. In this capacity, he oversees corporate operations for the

Company, manages the Company's key relationships with U.S. government agencies and directs regulatory operations at the groundbreaking Roosevelt Island Tidal Energy (RITE) Project. 1995-2002: He was an independent management consultant to senior management in U.S. federal intelligence community agencies. 1995- 1998: Mr. Smith started and led a nationwide point-of-service consumer advertising company which was acquired in 1998. 1982-1995: Principal, Booz, Allen & Hamilton, Inc., McLean, VA. His management consulting experience encompassed organizational change management, strategic planning, quality management, Business Process Redesign, materials management, and workshop delivery. He had a lead role in building the firm's Worldwide Technology Business Change Management Practice from a staff of five to over 100 consultants. Through task order contracts with major federal government agencies, and the intelligence community, he managed the work of over 50 management consultants. He also led and facilitated strategic planning workshops at senior executive levels in commercial organizations and in major Federal agencies such as the U.S. Navy, Air Force, Central Intelligence Agency, Federal Aviation Administration and others. 1979-1982: Manager, Management Advisory Staff, Bendix Aerospace Group Headquarters; Arlington, VA. He provided strategic and operational consulting to 20 industry and electronic manufacturing divisions as one of two members of the Management Advisory Staff. While at Bendix, he was a member of the American Production and Inventory Control Society, an Associate of the World Business Academy, and was recognized as Certified in Production and Inventory Management (CPIM). 1980-1994: U.S. Navy Reserve. He served in the U.S. Navy Reserve as a Commander and naval intelligence officer. 1970-1977: U.S. Navy. He served seven years on U.S. Navy active duty as a carrier pilot in Vietnam and as an organizational development consultant to commanding officers of Navy units, commands and staffs. Education and Training: MBA, Harvard Business School, Cambridge; MA MS, Systems Management, Viterbi School of Engineering, University of Southern California, Los Angeles, CA; and a B.A., Mathematics and Economics, Mount St. Mary's University, Emmitsburg, MD.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

ELM VP LLC

Securities:	2,010,306
Class:	Common Stock
Voting Power:	29.2%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Verdant Power is a technology provider and project developer of integrated renewable energy systems, using marine renewable energy (MRE) services and technologies, including its proprietary kinetic hydropower system or "Free Flow System" (FFS). This system coverts the energy from ocean, tidal, river, and canal currents to mechanical and electrical power. The resulting power is used to create clean energy for utility and village-scale global projects, as well as for remote communities, and provide incremental hydropower for existing hydroelectric facilities. Established in 2000 as Verdant Power, LLC, the Company was converted in 2006 to Verdant Power, Inc. Since formation Verdant Power has tested several concepts and since developed its Free Flow System - a leading proprietary technology for generating clean power from water currents. The Company, headquartered in New York City, established a subsidiary in the United Kingdom in November 2009 to spearhead development in that market; it also has established a regional subsidiary in Canada. Verdant has collaborative relationships with various universities, governmental authorities, research labs and companies, including U.S. Department of Energy, New York State Energy Research & Development Authority (NYSERDA), National Renewable Energy Laboratory, Cornell University, and Natural Resources Canada (NRCan). The Company's near-term plan provides for the finalization of its fifth generation (Gen5) technology by mid-2019, Pursuant to grants from the DOE and NYSERDA, Verdant is designing and developing and will deploy its TriFrame™ system, which will include three turbines that will be fabricated (aggregating 105 kW of capacity), off Roosevelt Island in New York's East River (at the existing RITE project site). Deployment of the Gen5 technology is projected for late summer 2019. Following a period of three to six months of testing, the technology will be ready for commercialization and launch into the global markets. Working capital support for the period through commercialization will be in part provided by the funding raised by this crowdfunding issuance. A core component of the Company's business plan is the development of utility-scale tidal MRE projects, ranging from 5 MW (megawatts direct current) to more than 400 MW that Verdant Power has identified in several countries, including the U.S., UK, Ireland, and China. The plan also calls for the development of village-scale river MRE projects, ranging from 100 kW to 5 MW in countries such as Canada, Turkey, Zimbabwe, and Brazil. The Company's business plan also includes adding capacity to existing hydroelectric power plants by siting its systems downstream to capture otherwise wasted energy caused by increased river flows due to climate change. Verdant Power is currently conducting preliminary resource assessments and feasibility analysis in several of the above-listed countries. Verdant Power plans to continue to expand its business development pipeline with a target of an installed total capacity of 340 MW by 2023 and 3,000 MW by 2028.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Verdant Power Inc. speculative or risky:**

   1. Development-Stage Risk and Industry Risk. As a pre-commercial technology in a globally emerging renewable energy industry, Verdant Power (or the "Company") faces financial, market, and project risks. These risks include: (A) as a development stage company, Verdant

Power has a history of operating losses in the past and anticipates future losses through at least 2020; (B) Verdant Power has a history of limited liquidity, often relying on grants from governmental agencies and non-governmental organizations to support its projects, and will have uncertain capital resources without the successful receipt of additional equity; (C) Verdant Power must continue to reduce its costs to manufacture and deploy its technology, in order to be able to compete effectively in its markets; and (D) economic, political and other risks associated with international sales and operations could adversely affect Verdant Power's business.

2. **Offered Shares Not Registered with SEC or Listed on Exchange.** Your ability to sell the shares may be limited by the absence of a trading market. The shares are not registered with the U.S. Securities and Exchange Commission (SEC) nor does Verdant Power have any current plans to register the shares with the SEC or apply for the listing of any shares issued by the Company on any securities exchange. Your ability to sell your shares may be sharply limited prior to some currently unforeseen liquidity event. Therefore, you should plan on holding any shares obtained in the Company as a long-term investment.

3. **Company Limited Liquidity.** Our ability to make payments of principal and interest, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business is not currently generating positive cash flow and may not generate cash flow in the future sufficient to service our debt because of factors beyond our control, including but not limited to our ability to market our products and expand our operations. If we are unable to generate sufficient cash flows, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Additionally, our limited liquidity may make it difficult to successfully defend the Company against litigation or prosecute insurance claims.

4. **Valuation Uncertainty.** Any valuation of the Company at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-based stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

5. **Subsequent Issuance of Securities.** There may be additional classes of equity with rights that are superior to the class of equity being sold through this offering. Verdant Power is seeking Series B equity funding in the amount of $15 million to $25 million and anticipates seeking , Series C equity funding in a lesser amount in 2019 to 2020. If successful, the Company anticipates that such financing will serve to take the Company's MRE technology to commercialization in the global markets. These particular financing rounds may or may not occur, but the Company reserves to right at any time, and from time to time, to issue equity interests that may be senior in rights, preferences and privileges to those held by our common stockholders. Depending on the terms of any such senior equity issuance, the consummation thereof may constitute an immediate and substantial dilution to your equity interests in the Company.

6. **Managing Costs and Cash Flows.** Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. Additionally, many of the Company's current grant contracts are structured in multiple stages and or span several years. The funding agencies reserve the right to terminate the remaining stages and or years' scope and payments, generally without having to state a cause. It is therefore possible that future revenue could be reduced due not only to unsatisfactory Company performance, but fiscal and other issues out of control of the Company. In addition, several of the contractual awards received by the Company contain review clauses (generally at each project anniversary) which may result in temporary cessation of activities and resulting gaps in revenue due to lack of timeliness by the funders' program managers in completing their review activities

7. **Early-Stage Company.** Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the

success of an early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

8. Intellectual Property Risk. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our technology, documentation, and other written materials, however this may afford only limited protection. We have additional United States patent applications in preparation. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

9. Uncertain Forecasts and Limited Operating History. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our technology and related products, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost. As the Company is still at a pre-commercial early stage, ongoing business operations are somewhat limited and projections based on past and current experience are highly uncertain.

10. Deferral or Cessation of Revenue. Many of the Company's current revenue grant contracts are structured in multiple stages and or span several years. The funding agencies reserve the right to terminate the remaining stages and or years' scope and payments, generally without having to state a cause. It is therefore possible that future revenue could be reduced due not only to unsatisfactory Company performance, but fiscal and other issues out of control of the Company. In addition, several of the contractual awards received by the Company contain review clauses (generally at each project anniversary) which may result in temporary cessation of activities and resulting gaps in revenue due to lack of timeliness by the funders' program managers in completing their review activities. In some instances, certain costs incurred by the Company may not be reimbursed due to these funding gaps.

11. Competition. There can be no assurance that another company or entity will not enter the marketplace and compete successfully for the business and allegiance of our target market, or through its competition force a reduction in overall price level for our products and reduce our overall profitability. There are numerous companies seeking to develop technology similar to ours, however only a few of these companies are direct competitors. If these competitors commercialize and/or obtain further capital support to deploy their technology commercially before we do, this may impede our future growth. Likewise there can be no assurance that commodity prices and or supplies of competing fuel sources might dramatically fluctuate with a

resulting reduction in the overall price level for our products and again reduce our profitability. Accordingly, additional competition could have a material adverse effect on our business, operating results, and financial condition.

12. Government Regulation - General. While certain government regulatory trends appear to be favorable to our business (e.g., growing prevalence of mandatory renewable portfolio standards and the extension of the Production Tax and Investment Tax credits to our systems), there can be no assurance that those trends will continue and stagnation of those trends could adversely affect our business, operating results, and financial condition. For example, recent tax reform may result in reduced financing opportunities and changes in local, state and federal administrations in regions where we intend to develop projects could impact incentives and grants available to our projects. In addition, while we believe that the technology and products we plan to develop and commercialize could be purchased and used both by our target customers and end-user customers consistent with the current regulatory environment, there can be no assurance that regulatory standards will not be modified thereby adversely affecting our business, operating results and future financial condition.

13. Governmental Licenses, Permits and Other Approvals. The design, construction and operation of hydropower projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit essential to a project or the imposition of impractical conditions, delays or challenges to receiving the permit would impair our ability to develop the project

14. Project Deb Markets. Large hydropower projects are dependent on project debt markets. Regional or worldwide unavailability of debt to finance projects, and increases in the cost of debt, could impact the viability of projects in our pipeline.

15. The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in investing in the Company. Potential investors should read this entire Offering Statement and consult their own legal, tax and financial advisors before deciding whether to invest in the securities of the Company. No assurance can be made that profits will be achieved.

The Offering

Verdant Power Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,950 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   This funding will support Verdant Power general working capital in 2018 and preparation for fabrication and testing of its fifth generation commercial system equipment (a 105kW TriFrame™ system) at the Roosevelt Island Tidal Energy (RITE) Project site in New York's East River. We anticipate that additional funding beyond this issuance will support in-water demonstration, and commercial project resource assessment and ultimately a global launch of the Company's products.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,069,950
Less: Offering Expenses	$490	$52,428
Net Proceeds	$9,510	$1,017,523
Working Capital	$9,510	$1,017,523
Total Use of Net Proceeds	$9,510	$1,017,523

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Verdant Power Inc. must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Common Stock at an offering price of $7.00 per share.

14. **Do the securities offered have voting rights?**

   The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

   ### Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	17,500,000	6,893,598	Yes	
Preferred Stock	5,000,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants	Exercisable into shares of common stock at prices that range from $1.50 to $3.00 per share. The warrants have a seven-year life and were issued between October 21, 2013 and October 1, 2017.	2,151,806
Options	Exercisable into shares of common stock at prices that range from $17.20 to $25.00 per share, with an expiration date of December 22, 2018.	33,998
Options	Exercisable into shares of common stock at prices of $2.50 per share to a price that is 25% higher than the share price of a successful $1,000,000 equity offering. The options have an expiration date of April 21, 2026.	260,000
Convertible Notes	Exercisable into shares of common stock at prices of $2.00 per share to $17.20 per share. The convertible notes mature between July 2, 2018 and December 31, 2018.	547,742

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no rights associated with currently outstanding securities that limit or qualify the rights of the securities offered on Netcapital. Existing Verdant Power securities have no anti-dilution clauses or participation rights in place. Nonetheless, dilution to the shares of Common Stock that you purchase in the current offering would result from the exercise or conversion of the currently outstanding options, warrants and convertible notes.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

There is one investor who holds greater that 20% of the outstanding voting shares. That shareholder holds 29.2% of shares outstanding and is unrelated to either management or other shareholders. This majority owner from time to time provides investment in the form of convertible notes (described above). To secure the Company's obligation to pay the notes, the investor is granted a security interest in and pledges of all of the right, title and interest of the Company in, to and under five existing corporate patents. The related convertible notes automatically convert at the stipulated maturity dates. Additionally, this investor, together with a small number of directors, officers, and founders of the Company, hold greater than 50% of the outstanding voting shares of the Company and thus, as a group, these persons will have the ability to direct the Company's strategy with respect to stockholder actions.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation methodology utilized a future earnings/cash flow discount model over a 7-year period.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The right to demand current distributions from an operating business is limited. Further, there is no right to participate in any management decisions of the Company. You have limited rights, if any, to have your interest bought out. The Company's single largest shareholder, who controls 29.2% of shares outstanding is unrelated to management and all other shareholders. The next largest shareholder controls 7.2% of shares outstanding. This largest shareholder, together with a small number of directors, officers, and founders of the Company, hold greater than 50% of the outstanding voting shares of the Company and thus, as a group, these persons will have the ability to direct the Company's strategy with respect to stockholder actions

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

Risks to Netcapital shareholders associated with the additional issuances of securities include the prospect for dilution of such shareholders and the increased concentration or control by other existing shareholders. The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. Verdant Power is in pursuit of a Series B equity funding ($15 million to $25 million) which, together with a planned Series C equity funding ($5 million) raise in 2019 to 2020, it is projected will serve to take the Company's MRE technology to commercialization in the global markets. Any such issuances will dilute the ownership of the crowdfunding investors. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Lender #1
Amount Outstanding:	$302,158
Interest Rate:	3.5%
Maturity Date:	October 16, 2018
Other Material Terms:	

To be converted at earlier of maturity or financing event at $2.00/share. The balance outstanding is as of December 31, 2017.

Creditor(s):	Lender #1
Amount Outstanding:	$228,905
Interest Rate:	3.5%

Maturity Date:	July 2, 2018
Other Material Terms:	

To be converted at earlier of maturity or financing event at $2.00/share. The balance outstanding is as of January 8, 2018.

Creditor(s):	Lender #1
Amount Outstanding:	$150,000
Interest Rate:	3.5%
Maturity Date:	January 7, 2019
Other Material Terms:	

To be converted at earlier of maturity or financing event at $2.00/share. The balance outstanding is as of January 8, 2018.

Creditor(s):	Lender #1
Amount Outstanding:	$250,000
Interest Rate:	3.5%
Maturity Date:	February 25, 2019
Other Material Terms:	

To be converted at earlier of maturity or financing event at $2.00/share. The balance outstanding is as of February 27, 2018.

Creditor(s):	Lender #2
Amount Outstanding:	$114,662
Interest Rate:	8.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender #3
Amount Outstanding:	$42,073
Interest Rate:	7.2%
Maturity Date:	December 31, 2021
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender #4
Amount Outstanding:	$85,749
Interest Rate:	8.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender #5
Amount Outstanding:	$102,743
Interest Rate:	5.0%

Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.20/share
Creditor(s):	Lender #6
Amount Outstanding:	$69,685
Interest Rate:	5.0%
Maturity Date:	September 30, 2015
Other Material Terms:	Convertible at $17.20/share
Creditor(s):	Lender #7
Amount Outstanding:	$97,755
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $600/share
Creditor(s):	Lender #8
Amount Outstanding:	$61,157
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $200/share

25. **What other exempt offerings has Verdant Power Inc. conducted within the past three years?**

Date of Offering:	05/2015
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$252,500
Use of Proceeds:	Working capital, technology development
Date of Offering:	01/2016
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$353,500
Use of Proceeds:	Working capital, technology development
Date of Offering:	06/2016
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$126,250
Use of Proceeds:	Working capital, technology development
Date of Offering:	09/2016
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$303,000

Use of Proceeds:	Working capital, technology development
Date of Offering:	11/2016
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$303,000
Use of Proceeds:	Working capital, technology development
Date of Offering:	08/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$353,500
Use of Proceeds:	Working capital, technology development

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   Verdant Power, Inc. is a development stage company. Pre-development operations commenced in 2000. During the past 15 years from 2002, the Company has invested over $37.5 million to advance the development of the Company's fifth generation turbine system - a horizontal axis three-bladed marine energy turbine, which will become its market-ready, commercial standard system positioned for deployment around the world. As a development stage entity, the Company has a history of operating losses as it has continued to invest in developing its long-cycle capital equipment products for sale globally. During this period, Verdant Power has realized cash from a broad range of significant government grants. It has substantially supplemented its cash flow from equity investors in a series of mostly friends and family financings, in addition to capital support from management and directors. The Company has 118 investors, the largest of whom controls 29.2% of shares outstanding. That shareholder has in recent years provided ongoing and substantial capital support responsive to the Company's early stage, developmental needs. During the two most recent fiscal years (ending December 31, 2016 and 2015), Verdant Power has generated net losses from operations reflecting costs associated with grant-related efforts, GS&A and other expenses exceeding revenue from cost-sharing grants and consulting fees associated with an international resource assessment and feasibility analysis (RAFA) project. Federal and state cost sharing revenues, subcontractor consulting and RAFA fees totaled $486,311 in 2016 as compared to a year earlier figure of $82,837. Preliminary estimated 2017 comparable revenue data reached $510,489. The increases in each of 2017 and 2016 reflected a newly awarded contract with the Department of Energy and a European RAFA contract. Associated costs of revenue in 2016 totaled $484,755 ($193,755 in 2015); this compares to an estimated $456,778 during fiscal 2017. Meanwhile, 2016 sales, general and administrative expenses reached $1,277,177 an 8.0% increase over the comparable $1,182,828 registered in 2015 (compared to an estimated $900,551 in 2017). The estimated decline realized in the 2017 period reflected reduced stock compensation expense related to lower warrant compensation in lieu of salary. From a cash flow perspective, the cash losses were offset by increased capital injections by the Company's lead investor. The cash position of the company at December 31, 2017 was $174,143. Pre-commercial launch operating losses are projected to continue to be realized through the initiation of commercial sales in 2020. Such commercial transactions are projected to include sales of the Company's turbine systems to end users and developers of power projects, fees associated with resource assessment and feasibility analysis projects, operations and maintenance contracts with customers and consulting fees related to deployment projects. The noted fund-raises below are projected to meet Verdant Power's capital requirements through commercialization. Proceeds from this offering are planned to support working capital expenditures and continuing capital investment in the Company's core technology development for commercialization during 2018. Verdant Power is in pursuit of a Series B equity funding ($15 million to $25 million) which, together with a planned Series C equity funding ($5 million) raise in 2019 to 2020, it is projected will serve to take the Company's MRE technology to commercialization in the global markets.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal**

securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?

   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Verdant Power Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Other:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.verdantpower.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.